03011953

AB 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/07/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSG Capital Advisors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Barr Harbor Drive, Suite 420
(No. and Street)

West Conshohocken (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Streko (610) 940-3942
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolis & Company
(Name – *if individual, state last, first, middle name*)

401 E. City Ave. Suite 600 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

SEC PROCESSING RECEIVED FEB 26 2003 WASH, D.C. 207 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, Mark E. Chesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSG Capital Advisors, L.P., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

NOTARIAL SEAL
BRIAN STREKO, NOTARY PUBLIC
WEST CONSHOHOCKEN, MONTGOMERY COUNTY
MY COMMISSION EXPIRES MAY 2, 2006

Signature

President
Title

Brian Streko
5/2/06 Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSG CAPITAL ADVISORS, L.P.

FINANCIAL STATEMENTS

FOR THE PERIOD FROM
DECEMBER 7, 2001 (INCEPTION)
THROUGH DECEMBER 31, 2002

SSG CAPITAL ADVISORS, L.P.

TABLE OF CONTENTS
FOR THE PERIOD FROM DECEMBER 7, 2001 (INCEPTION)
THROUGH DECEMBER 31, 2002

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants
401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004-1161

INDEPENDENT AUDITOR'S REPORT

January 22, 2003

To the Partners
SSG Capital Advisors, L.P.
West Conshohocken, Pennsylvania

We have audited the accompanying statement of financial condition of SSG Capital Advisors, L.P. as of December 31, 2002, and the related statements of operations, partners' equity, and cash flows for the period from December 7, 2001 (inception) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSG Capital Advisors, L.P. as of December 31, 2002, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Telephone: (01) 610.667.6250 Fax: (01) 610.668.8220 Website:www.marg.com
Independent Member B K R International Firms in Cities Worldwide

SSG CAPITAL ADVISORS, L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$1,327,753
Accounts receivable	37,002
Prepaid expenses	91,199
Security deposits	28,635
	$1,484,589

LIABILITIES AND PARTNERS' EQUITY

Accounts payable and accrued expenses	$ 85,771
Accrued profit sharing	281,288
Other liabilities	175,000
Total liabilities	542,059
Partners' equity	942,530
	$1,484,589

The notes to financial statements are an integral part of the above statement.

SSG CAPITAL ADVISORS, L.P.

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 7, 2001 (INCEPTION)
THROUGH DECEMBER 31, 2002

Revenues:	
Fee income	$10,742,257
Interest income	69,268
	10,811,525
Expenses:	
Compensation and benefits	3,275,408
Other operating expenses	1,362,185
	4,637,593
Net income	$ 6,173,932

The notes to financial statements are an integral part of the above statement.

SSG CAPITAL ADVISORS, L.P.

STATEMENT OF PARTNERS' EQUITY
FOR THE PERIOD FROM DECEMBER 7, 2001 (INCEPTION)
THROUGH DECEMBER 31, 2002

Net income	$6,173,932
Withdrawals	(5,231,402)
	$ 942,530

The notes to financial statements are an integral part of the above statement.

SSG CAPITAL ADVISORS, L.P.

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 7, 2001 (INCEPTION)
THROUGH DECEMBER 31, 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:	
Net income	$6,173,932
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in operating assets:	
Accounts receivable	(37,002)
Prepaid expenses	(91,199)
Increase in operating liabilities:	
Accounts payable and accrued expenses	85,771
Accrued profit sharing	281,288
Other liabilities	175,000
Net cash provided by operating activities	6,587,790
Cash flows from financing activities:	
Distributions to partners	(5,231,402)
Security deposits	(28,635)
Net cash (used in) financing activities	(5,260,037)
Net increase in cash and cash equivalents	$1,327,753

The notes to financial statements are an integral part of the above statement.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM DECEMBER 7, 2001 (INCEPTION)
THROUGH DECEMBER 31, 2002

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business - The Company, which commenced operations December 7, 2001, is an investment banker specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. The Company is registered as a broker-dealer with the National Association of Securities Dealers.

Revenue recognition - Initial and monthly fees for services are recognized in revenue as earned. Financing, advisory, restructuring and opinion fees are recognized when transactions are completed and payment is certain.

Fee income includes approximately $2,900,000 which represents a special fee received in connection with the formation of the Company.

Accounts receivable - Accounts receivable consists of fees and costs due from clients.

Cash and cash equivalents - Cash equivalents consist of highly liquid certificates of deposit.

Income taxes - Federal and state income taxes have not been provided since the liability is the responsibility of the individual partners.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Commitments

The Company leases its office facilities under operating leases which expire in 2003 and 2007. The monthly aggregate rent approximates $18,000.

The Company also leases various equipment from its general partner. The lease requires monthly payments of $6,000 through January 31, 2005. Accounts payable and accrued expenses includes $42,000 due the general partner at December 31, 2002.

Rents charged to operations for all operating leases amounted to $306,845 for the period from December 7, 2001 through December 31, 2002.

Minimum annual rental commitments for all noncancellable operating leases as of December 31, 2002 were as follows:

2003	$242,860
2004	224,760
2005	159,140
2006	155,040
2007	129,200

3. 401(k) Plan and Profit Sharing

The Company has a 401(k) and Profit Sharing Plan that covers qualified employees. Contributions to the Plan are discretionary and are fully vested. During the period from December 7, 2001 through December 31, 2002, the Company's contributions were $281,288.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company has net capital of $785,694 which was $749,557 in excess of the required net capital of $36,137. The Company's net capital ratio was 0.69 to 1 at December 31, 2002.

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants
401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004-1161

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION

January 22, 2003

To the Partners
SSG Capital Advisors, L.P.
West Conshohocken, Pennsylvania

Our report on our audit of the basic financial statements of SSG Capital Advisors, L.P. for 2002 appears on page 2. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplementary information, page 10, is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Telephone: (01) 610.667.6250 Fax: (01) 610.668.8220 Website:www.marg.com
Independent Member B K R International Firms in Cities Worldwide

SSG CAPITAL ADVISORS, L.P.

STATEMENT OF EXPENSES
FOR THE PERIOD FROM DECEMBER 7, 2001 (INCEPTION) THROUGH DECEMBER 31, 2002

Compensation and benefits:	
Partners compensation	$1,662,101
Other payroll	1,086,084
Profit sharing	281,288
Medical benefits	151,691
Payroll taxes	63,443
Other	30,801
	$3,275,408

Operating expenses:	
Consulting	$ 187,789
Dues and subscriptions	69,638
Facility	429,642
Licenses and registrations	16,732
Marketing	219,086
Operations	32,588
Other	21,330
Postage and reproduction	95,960
Professional fees	140,060
Travel and entertainment	149,360
	$1,362,185

SSG CAPITAL ADVISORS, L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE PERIOD FROM DECEMBER 7, 2001 (INCEPTION) THROUGH DECEMBER 31, 2002

SCHEDULE I

NET CAPITAL	
Total partners' equity	$942,530
Deduct partners' equity not allowable for net capital	-
Total partners' equity qualified for net capital	942,530
Deductions and/or changes:	
Non-allowable assets:	
Accounts receivable	37,002
Prepaid expenses	91,199
Security deposits	28,635
	156,836
Net capital	$785,694
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 85,771
Accrued profit sharing	281,288
Other liabilities	175,000
Total aggregate indebtedness	$542,059
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$36,137
Excess net capital	$749,557
Excess net capital at 1,000 percent	$731,488
Ratio: Aggregate indebtedness to net capital	0.690 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in part 11a of Form X-17A-5 as of December 31, 2002)
There is no difference from the Company's computation.

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants
401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004-1161

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
SSG Capital Advisors, L.P.
West Conshohocken, Pennsylvania

In planning and performing our audit of the financial statements of SSG Capital Advisors, L.P., for the period from December 7, 2001 (inception) through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (01) 610.667.6250 Fax: (01) 610.668.8220 Website:www.marg.com
Independent Member B K R International Firms In Cities Worldwide

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolis & Company P.C.
Certified Public Accountants

January 22, 2003
Bala Cynwyd, PA